UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

Kabel Deutschland GmbH
(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany
(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany
(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                      .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[To the Irish Stock Exchange, Market Services Department]

DATED: 8th November 2006

NOTICE

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Kabel Deutschland GmbH

(Incorporated as a limited liability company under the law of Germany)

€250,000,000 10.750% Senior Notes due 2014

$610,000,000 10.625% Senior Notes due 2014

The offer by Kabel Deutschland GmbH (KDG), launched on October 4, 2006, to exchange all of its outstanding €250 million 10.750% and US$610 million 10.625% Senior Notes due 2014 (the “Existing Notes”) for new 10.750% and 10.625% Senior Notes due 2014 (the “Exchange Notes”) expired at 5:00 PM New York time on November 2, 2006. On November 3, 2006, KDG delivered the Exchange Notes to the nominees of the clearing agencies for the Exchange Notes, DTC, Euroclear and Clearstream and the clearing agencies completed their settlement processes by close of business in New York on November 7, 2006.

Participants in the exchange offer have validly tendered aggregate amounts of €248.35 million, or 99.34% of the €250 million Existing Notes, and US$609.9 million, or 99.98% of the US$610 million Existing Notes.

The Exchange Notes are identical in all material respects to the Existing Notes, except that the Exchange Notes have been registered with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 and are not subject to the transfer restrictions and registration rights relating to the Existing Notes.

The Existing Notes that have not been exchanged remain listed on the Irish Stock Exchange under SEDOL B05LTS8 for the euro-denominated notes and B01R087 for the dollar-denominated notes. The Exchange Notes (ISIN XS0268103610 for the euro-denominated notes and ISIN US48282AAB17 for the dollar-denominated notes) will be listed and are eligible for trading on the Irish Stock Exchange as from November 8, 2006.

This notice does not constitute an offer to sell or the solicitation of an offer to buy any Exchange Notes or any other security and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

Date: 8th November 2006

SCHEDULE 2: CONTACT DETAILS

Listing Agent

Name:	The Bank of New York

Attention:	Myles Daly

Telephone No:	+353 1 612 3000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)
Date November 8, 2006	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)
Date November 8, 2006	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director